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                                 PRESS RELEASE
                 HENKEL COMMENCES CASH TENDER OFFER FOR LOCTITE

    FOR IMMEDIATE RELEASE. Dusseldorf, Germany, November 6, 1996. Henkel KGaA announced today that its wholly-owned subsidiary HC Investments, Inc. has commenced a cash tender offer for all outstanding shares of common stock (including any associated stock purchase rights) of Loctite Corporation (NYSE:
LOC) at $57.75 per share. Following consummation of the tender offer, Henkel intends to acquire any remaining Loctite shares in a cash merger at the same price as paid in the tender offer.

    The tender offer is conditioned upon, among other things, the tender of a number of shares of Loctite that would, when added to the shares now owned by HC Investments, constitute at least a majority of the outstanding Loctite shares on a fully-diluted basis. HC Investments currently owns approximately 35.0% of Loctite's outstanding common stock, 34.4% on a fully-diluted basis.

    The offer is structured to qualify as a "permitted offer" under Loctite's stockholder rights plan and as such does not trigger the rights. The tender offer is also conditioned upon HC Investments remaining satisfied that the offer constitutes such a "permitted offer."

    The tender offer is not conditioned on financing or upon Loctite Board approval.

    The tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, January 6, 1997, unless extended or shortened, as described in HC Investments' Offer to Purchase.

    Based on the total number of outstanding shares of Loctite common stock (including shares issuable upon the exercise of outstanding options), the transaction would have a total value of approximately $1.2 billion.

    Hans-Dietrich Winkhaus, President and Chief Executive Officer of Henkel KGaA, said "it remains our preference to enter into a friendly, negotiated transaction with the management and board of Loctite, and it remains our fervent hope that we will be given the opportunity to do so. To that end, we will continue to pursue discussions with the Special Committee of Loctite's Board. However, the Special Committee has not yet agreed to enter into any discussions or negotiations regarding our proposal. We believe it is important to commence the formal tender offer process, especially in light of the 60-day period required under Loctite's rights plan, to enable Loctite's stockholders to benefit from this attractive offer in a timely manner and bring to an end the uncertainties inherent in the process as soon as prudently possible. The 60-day period, twice the length of a normal tender offer, was designed by Loctite to provide adequate time to review a proposal such as Henkel's. Thus, we believe that commencing our offer starts the process and does not in any way prevent Loctite from fully reviewing our proposal or from engaging in the discussions with us that we seek."

    "From a business standpoint, Henkel and Loctite are an excellent fit. Our businesses in the industrial and consumer adhesives markets are highly complementary and we believe the global resources Henkel brings to the combination will accelerate the growth of Loctite's products in existing and new markets. We believe a combination of our businesses will present great opportunities and challenges for our respective employees and managements, whom we foresee working together, in Hartford and Dusseldorf, to build the business going forward," concluded Dr. Winkhaus.

    Rothschild Inc. is acting as Dealer Manager and MacKenzie Partners is acting as Information Agent for the tender offer.

    Henkel KGaA, headquartered in Dusseldorf, Germany, is a leader in specialty chemicals, detergents and cleaning products and consumer personal-care products. Operating through over 200 companies around the world, Henkel has annual worldwide sales of about $10 billion.